                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                   51job, Inc.
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                                (Name of Issuer)


                                  Common Shares
         including American Depositary Shares representing Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    316827104
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                                 (CUSIP Number)


                                    Rick Yan
                            21st Floor, Wen Xin Plaza
                                755 Wei Hai Road
                                 Shanghai 200041
                           People's Republic of China
                             Tel: +(86-21) 3201-4888
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 22, 2006
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


                       (Continued on the following pages)

                               (Page 1 of 5 Pages)


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CUSIP No. 316827104                                            Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Rick Yan
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

        PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

        Hong Kong SAR, People's Republic of China
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CUSIP No. 316827104                                            Page 3 of 5 Pages

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                 7.   Sole Voting Power

                      17,134,986
                ----------------------------------------------------------------
 Number of       8.   Shared Voting Power
  Shares
Beneficially          N/A
 Owned by       ----------------------------------------------------------------
   Each          9.   Sole Dispositive Power
 Reporting
Person With           17,134,986
                ----------------------------------------------------------------
                 10.  Shared Dispositive Power

                      N/A
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     17,134,986
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

        30.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN


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CUSIP No. 316827104............................................Page 4 of 5 Pages


     This Amendment No. 1 ("Amendment No.1") amends and supplements the statement on Schedule 13D dated September 15, 2006 (the "Schedule 13D") of Rick Yan (the "Reporting Person") with respect to common shares, par value $0.0001 per share ("Common Shares"), of 51job, Inc. (the "Issuer"), including Common Shares represented by American depositary shares ("ADSs"), each ADS representing two Common Shares. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and supplemented by the addition of the following:

     633,118 additional Common Shares, in the form of ADS, were purchased by the Reporting Person in a series of open market purchases from November 13, 2006 to November 22, 2006 using personal funds totaling $5,077,727.72.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and supplemented as follows:

     (a) The Reporting Person beneficially owns 17,134,986 Common Shares, constituting 30.1% of the issued and outstanding share capital of the Issuer based on information reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on November 9, 2006.

     (b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all 17,134,986 Common Shares beneficially owned by the Reporting Person.

     (c) 633,118 additional Common Shares, in the form of ADS, were purchased by the Reporting Person in a series of open market purchases, as follows:

                                                                              Equivalent
                                                                              Price per
                                         Common Shares                         Common
                      Number of ADSs     Represented by     Price per ADS       Share
Transaction Date        Purchased        ADSs Purchased         (US$)           (US$)
-----------------     --------------     --------------     -------------     ----------
November 13, 2006         33,805             67,610            15.1820          7.59100
November 14, 2006         36,997             73,994            15.3910          7.69550
November 15, 2006         47,730             95,460            15.8681          7.93405
November 17, 2006         60,000            120,000            16.0138          8.00690
November 20, 2006         64,884            129,768            15.9651          7.98255
November 21, 2006         20,585             41,170            16.3354          8.16770
November 22, 2006         22,558             45,116            17.1932          8.59660
November 22, 2006         30,000             60,000            17.2293          8.61465

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CUSIP No. 316827104............................................Page 5 of 5 Pages


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 28, 2006
---------------------------------------
Date


/s/ Rick Yan
---------------------------------------
Signature


Rick Yan
---------------------------------------
Name/Title